UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Immunic, Inc.

(Name of Issuer)

Common Stock, $0.0001 Par Value

(Title of Class of Securities)

4525EP 101

(CUSIP Number)

November 17, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 4525EP 101	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS Roland Oetker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Federal Republic of Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING 1,974,571 shares of common stock*
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,974,571 shares of common stock*
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,974,571 shares of common stock *
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.0%**
12	TYPE OF REPORTING PERSON IN

(*)

1,974,571 shares of common stock in total held by ROI Verwaltungsgesellschaft mbH, which is wholly owned by Roland Oetker. Roland Oetker is also managing director of ROI Verwaltungsgesellschaft mbH with sole power of representation.

(**)

Percentage calculated based on 39,261,547 shares of common stock outstanding as of October 28, 2022, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2022, filed with the Securities and Exchange Commission on November 3, 2022.

CUSIP No. 4525EP 101	Page 3 of 5 Pages

Item 1(a).	Name of Issuer: Immunic, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices: 1200 Avenue of the Americas Suite 200 New York, NY 10036

Item 2(a).

Name of Person Filing:

Roland Oetker

The reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

Bockumer Strasse 121, 40489 Duesseldorf, Germany

Item 2(c).	Citizenship:

Federal Republic of Germany

Item 2(d).	Title of Class of Securities:

Common stock, $0.0001 par value

Item 2(e).	CUSIP Number:

4525EP 101

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

(a) ☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b) ☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

CUSIP No. 4525EP 101	Page 4 of 5 Pages

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Item 4(a)	Amount Beneficially Owned:

1,974,571 shares of common stock in total held by ROI Verwaltungsgesellschaft mbH, which is wholly owned by Roland Oetker. Roland Oetker is also managing director of ROI Verwaltungsgesellschaft mbH with sole power of representation.

Item 4(b)	Percent of Class:

5.0%

Item 4(c)	Number of Shares as to Which the Person Has:

	(i) Sole power to vote or to direct the vote:	1,974,571 shares of common stock

	(ii) Shared power to vote or direct the vote:	0

	(iii) Sole power to dispose or to direct the disposition of:	1,974,571 shares of common stock

	(iv) Shared power to dispose or to direct the disposition of:	0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

See Exhibit 7.

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	November 24, 2022

Signature:	/s/ Roland Oetker
Name:	Roland Oetker